Welltower Inc. 4500 Dorr Street Toledo, OH 43615 419 247 2800

May 12, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt and Jeffrey Gabor

VIA EDGAR

Re:	Welltower Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

File No. 001-08923

Dear Messrs. Holt and Gabor,

This letter is in response to your letter dated April 28, 2025, regarding the annual report on Form 10-K for the fiscal year ended December 31, 2024 of Welltower Inc. (“Welltower” or the “Company”). Your comment from the April 28, 2025 letter is set forth below, followed by our related response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 1. Business, page 2

1.

Please tell us, and revise future filings, to discuss your data science platform and the status of any AI-integration efforts. In this regard, we note your disclosure on page 40 that you are integrating generative AI tools into your systems. We also note discussion of your data science platform during the conference call to discuss your fourth quarter 2024 results held on February 15, 2025, including that it is “industry-leading” and one of the sources of your competitive advantage; and in the March 7, 2025 press release titled “Welltower Reveals a New Visual Identity” posted on your website.

For over the last decade, Welltower has collected data related to the over 2,000 properties in its portfolio in top markets across the U.S., U.K. and Canada, and in partnership with its third-party property managers. Our data science team, led by doctorate-level statisticians and mathematicians, was formed in 2016 and has spent nearly the past decade building and refining proprietary statistical models and algorithms to project financial performance, predict lease-up and occupancy trends, identify specific locations by product type and assess targeted supply-demand dynamics. Using the data science platform, the data science team prepares a report as a typical initial step in the underwriting team’s process for evaluating virtually every potential seniors housing investment opportunity, and this report generated by the data science team is then reviewed by Welltower’s investment committee when evaluating such opportunities.

As our properties continuously produce new data and we acquire more properties, the data science platform scales and becomes more precise in its predictive analytics, which has in turn enabled Welltower to conduct broad and deep analysis across our focus markets. These predictive tools inform the platform’s supply/demand analysis, location analytics, comparative and predictive modeling, investment and capital expenditure analytics and revenue and asset management capabilities, by allowing for quick insights regarding demand, prospective consumer and depth of the local labor market, as well as improved risk assessment and increased comfort in our underwriting analysis as markets evolve.

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We began referencing our data science platform publicly as early as February 2017 in connection with our fourth quarter 2016 earnings call. As the platform scaled and has become more sophisticated, we appointed a Chief Data Officer in 2023, who frequently accompanies our CEO and Capital Markets team in shareholder engagements, and we started integrating generative artificial intelligence (“AI”) in 2023, to assist in analyzing and extracting more insights from Welltower’s contracts and lease documents. Welltower has also created internal generative AI chatbots, using proprietary Welltower information accessed via third-party APIs (application programming interfaces), to interact with and answer queries by Welltower employees about Welltower’s human resources and other relevant policies, its lease documents and contracts, and other internal-facing matters.

In sum, Welltower has scaled its data science platform, including through the integration of the generative AI tools described above, over nearly the past decade. We believe that the level of analysis made possible through our ability to leverage our proprietary data offers us a key advantage in selecting the locations, products, price points and partners for our properties, as well as quantifiable and consistent insights into our potential competition at those properties, anticipated costs, the availability of key personnel resources and other metrics. The Company will revise future filings to include additional disclosures about these matters.

* * *

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (419) 346-0721 or Andrew Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/ Matthew McQueen
Matthew McQueen
Chief Legal Officer & General Counsel

cc:	Timothy G. McHugh, Welltower Inc. (via electronic mail)

Andrew Fabens, Gibson, Dunn & Crutcher LLP (via electronic mail)

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